Exhibit 99.1

F-1

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

	March 31,	September 30,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$493,784	$185,240
Prepayments, other receivables and other current assets	6,402,513	3,387,091
Inventories, net	6,854,055	14,668,535
Total current assets	13,750,352	18,240,866
Non-current assets:
Property, plant and equipment, net	5,263	9,816
Right-of-use assets, net	135,908	18,534
Deferred tax assets, net	717,435	19,734
Total non-current assets	858,606	48,084
Total Assets	$14,608,958	$18,288,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$208	$209
Tax payable	87,654	88,214
Other payables and accrued liabilities	108,365	144,372
Amounts due to related parties	18,016	-
Lease liabilities – current	80,172	18,665
Total current liabilities	294,415	251,460

Non-current liabilities:
Lease liabilities – non current	55,736	-
Total non-current liabilities	55,736	-
Total liabilities	350,151	251,460

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$ 0.00015 par value per share; 5,700,000,000 A shares authorized, 1,152,588 shares issued and outstanding)	173	173
Class B ordinary shares (US$ 0.00015 par value per share; 300,000,000 B Shares authorized,566,667 shares issued and outstanding)	85	85
Additional paid-up capital	17,981,003	17,981,003
Retained earnings (Deficit)	(3,671,264)	86,051
Accumulated other comprehensive loss	(51,190)	(29,822)
Total shareholders’ equity	14,258,807	18,037,490
Total liabilities and shareholders’ equity	$14,608,958	$18,288,950

F-2

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	2026	2025

Revenues	$18,413,179	$12,248,499
Cost of revenues	(22,188,832)	(10,700,185)
Gross Profit	(3,775,653)	1,548,314

Operating expenses:
Selling and marketing	(10,097)	(15,429)
General and administrative	(669,909)	(885,228)
Share-based compensation	-	(15,776,500)
Total operating expenses	(680,006)	(16,677,157)

Loss from operations	(4,455,659)	(15,128,843)

Other income/ (loss):
Other income	(2,584)	10,089
Interest income, net	78	1,278
	(2,506)	11,367

Loss before taxes	(4,458,165)	(15,117,476)

Income tax benefit (expense)	700,850	(142,362)

Net loss	(3,757,315)	(15,259,838)

Other Comprehensive Loss
Foreign currency translation adjustment	$(21,368)	$(20,937)

Total Comprehensive Loss	$(3,778,683)	$(15,280,775)

Net Loss per share attributable to ordinary shareholders basic and diluted	$(2.19)	$(10.70)

Weighted average number of ordinary shares used in computing net loss per share basic and diluted	1,719,255	1,426,712

F-3

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	Ordinary Shares							Accumulated other
	Common stock		Class A		Class B		Additional	comprehensive	Retained
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid-in capital	income (loss)	earnings (Deficit)	Total
		$		$		$	$	$	$	$
Balance as of October 1, 2024	1,333,333	200	-	-	-	-	-	(15,584)	13,455,800	13,440,416
Foreign currency translation adjustments	-	-	-	-	-	-	-	(20,937)	-	(20,937)
IPO Issuance	95,833	14	-	-	-	-	3,723,824	-	-	3,723,838
Share-based compensation	285,833	43	-	-	-	-	15,772,213	-	-	15,772,255
Common stock reclassification	(1,715,000)	(257)	-	-	-	-	-	-	-	(257)
Class A ordinary shares	-	-	1,152,588	173	-	-	17,052	-	-	17,225
Class B ordinary shares	-	-	-	-	566,667	85	8,415	-	-	8,500
Net loss	-	-	-	-	-	-	-	-	(15,259,838)	(15,259,838)
Balance as of March 31, 2025	-	-	1,152,588	173	566,667	85	19,521,503	(36,521)	(1,804,038)	17,681,202

Balance as of October 1, 2025	-	-	1,152,588	173	566,667	85	17,981,003	(29,822)	86,051	18,037,490
Foreign currency translation adjustments	-	-	-	-	-	-	-	(21,368)	-	(21,368)
Net loss	-	-	-	-	-	-	-	-	(3,757,315)	(3,757,315)
Balance as of March 31, 2026	-	-	1,152,588	173	566,667	85	17,981,003	(51,190)	(3,671,264)	14,258,807

F-4

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	2026	2025
Cash Flows from Operating Activities:
Net income (loss)	$(3,757,315)	$(15,259,838)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,611	8,328
Share-based compensation	-	15,776,500
Changes in operating assets and liabilities:
Accounts receivable	-	10,502,860
Prepayments, other receivables and other current assets	(2,983,013)	(2,907,404)
Right-of-use assets	(116,918)	50,464
Deferred tax assets	(695,628)	(1,060)
Accounts payable	(3)	209
Other payables and accrued liabilities	(36,933)	104,476
Tax payable	(1,185)	(2,508,590)
Right-of-use liabilities-current	116,786	(53,382)
Inventory	7,897,030	(10,480,692)
Amounts due to related parties	17,966
Deferred tax liability	-	(266)
Net Cash used in Operating Activities	445,398	(4,768,395)

Cash Flows from Financing Activities:
Proceeds from IPO	-	4,854,914
Receipt of share capital	-	1,438
Payments for deferred offering costs	-	(272,403)
Net Cash provided by Financing Activities	-	4,583,949
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(136,854)	(38,144)

Net Increase (Decrease) in Cash and Cash Equivalents	308,544	(222,590)

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	185,240	443,322

Cash, Cash Equivalents and Restricted Cash – End of Period	$493,784	$220,732

F-5